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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of October 2004


                             AETERNA ZENTARIS INC.
                   ------------------------------------------
                   (Formerly named AEterna Laboratories Inc.)

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F        Form 40-F    X
                                   ------           ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                              Yes       No   X
                                  -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                    -----



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                                 DOCUMENTS INDEX

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DOCUMENTS     DESCRIPTION
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
1. Press release dated October 7, 2004 - AEterna Zentaris Reports Statistically Significant Positive Phase II Data on Cetrorelix in Benign Prostatic Hyperplasia

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                                                         [AETERNA ZENTARIS LOGO]


AETERNA ZENTARIS INC. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada G1P 4P5 T 418 652-8525 F 418 577-7597
www.aeternazentaris.com


                                                           PRESS RELEASE
                                                           For immediate release


          AETERNA ZENTARIS REPORTS STATISTICALLY SIGNIFICANT POSITIVE
           PHASE II DATA ON CETRORELIX IN BENIGN PROSTATIC HYPERPLASIA

Broad, seven-study Phase II program on cetrorelix in BPH, endometriosis and uterine myoma now successfully completed.

Data demonstrated a dose-dependent, durable, and statistically significant improvement of clinical symptoms characteristic of BPH, as well as excellent safety and tolerability profile.

QUEBEC CITY, CANADA, OCTOBER 7, 2004 - AEterna Zentaris Inc. (TSX: AEZ; NASDAQ:
AEZS) today announced statistically significant positive results from a randomized, double-blind, placebo-controlled Phase II trial designed to evaluate different dosage regimens of a depot formulation of cetrorelix, a luteinizing hormone-releasing hormone (LHRH) antagonist, in 250 patients with symptomatic benign prostatic hyperplasia (BPH). These new data demonstrate a dose-dependent, durable and statistically significant (p less than 0.001) improvement of clinical symptoms characteristic of BPH, including IPSS (International Prostate Symptom Score), at all dosages except the lowest, as well as an excellent safety and tolerability profile. These positive results are consistent with data from earlier studies and provide the basis for further development of cetrorelix in BPH through collaboration with Solvay Pharmaceuticals and Shionogi/Nippon Kayaku.

Benign prostate hyperplasia is characterized by an abnormal, but not malignant, testosterone-mediated growth of prostate tissue. BPH is estimated to affect approximately 33 million men over 60 years of age. In 2004, the amount spent on drug treatment for this condition is expected to be around US$1.8 billion.

"We are very excited about the positive results from this new Phase II trial, the last one from a broad seven-study Phase II program evaluating cetrorelix in a combination of indications, and believe it provides strong evidence for the efficacy and safety of cetrorelix in BPH, endometriosis and myoma," said Prof. Jurgen Engel, Executive Vice President, Global R&D and Chief Operating Officer at AEterna Zentaris. "These results, in our opinion, compare very favorably to currently marketed therapies for BPH, which require daily administration. We look forward to continued advancement of this program by our development and marketing partners worldwide, and the initiation of pivotal programs on cetrorelix, including in BPH."

"The successful completion of this latest trial is a remarkable achievement and confirms the excellent partnership we have built with AEterna Zentaris. We believe that the results of the


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                                                        [AETERNA ZENTARIS LOGO]

extensive Phase II program will now allow us to finalize the development plans for the compound," stated Dr. Werner Cautreels, Solvay Pharmaceuticals' Global Head of R&D.

The randomized, double-blind, placebo-controlled trial enrolled patients with symptomatic and objectively defined BPH (decreased urine flow) and was conducted in Europe, under the coordination of Professor Frans MJ Debruyne from the Department of Urology, University Medical Center in Nijmegen. All eligible patients received two intramuscular injections of placebo, two weeks apart, during a run-in period. After the initial four-week run-in period, 250 patients with symptomatic BPH were randomized into five equal groups receiving either placebo injections or four different dosage regimens from 60 to 120 mg in two or three injections of a depot formulation of cetrorelix over the course of four weeks.

Patients were followed for up to 26 weeks after the last injection for efficacy and safety assessments, as well as for levels of testosterone and quality of life and sexual function. As early as one month following the initiation of therapy, the use of cetrorelix was associated with a dose-dependent, statistically significant improvement of clinical signs and symptoms, including IPSS and maximum uroflow, compared to placebo. Importantly, for all dosage regimens the therapeutic response lasted until the last observation point, i.e. 24 to 26 weeks following cessation of cetrorelix administration.

ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is a biopharmaceutical company focused in oncology and endocrine therapy. Its extensive portfolio, from drug discovery to marketed products, includes perifosine, an orally-active AKT inhibitor in several Phase II trials for multiple cancers, and cetrorelix, an LHRH antagonist already marketed for IN VITRO fertilization under the brand name Cetrotide(R), and also in advanced clinical development for the treatment of uterine myoma, endometriosis and benign prostatic hyperplasia (BPH).

AEterna Zentaris also owns 62% of Atrium Biotechnologies Inc., which develops, distributes and markets active ingredients, specialty fine chemicals, cosmetic and nutritional products for the cosmetics, chemical, pharmaceutical and nutritional industries.

News releases and additional information about AEterna Zentaris are available on its new Web site www.aeternazentaris.com.
                 -----------------------

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements.


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                                                        [AETERNA ZENTARIS LOGO]


Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

                                      -30-

CONTACTS:

MEDIA RELATIONS                             INVESTOR RELATIONS
Paul Burroughs                              Jacques Raymond
(418) 652-8525 ext. 406                     (418) 652-8525 ext. 360
paul.burroughs@aeternazentaris.com          jacques.raymond@aeternazentaris.com
----------------------------------          -----------------------------------


U.S. INVESTOR RELATIONS                     EUROPE
Lippert/Heilshorn & Associates              Matthias Seeber
Kim Golodetz                                +49 69 42602 3425
(212) 838-3777                              matthias.seeber@zentaris.de
kgolodetz@lhai.com                          ---------------------------
------------------

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                                    SIGNATURE


             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                AETERNA ZENTARIS INC.


DATE:  October 7, 2004                          By:  /s/ Mario Paradis
----------------------                               ---------------------------
                                                     Mario Paradis
                                                     Senior Finance Director and
                                                     Corporate Secretary